UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Columbia Laboratories, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

197779101

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1 (f) or 240.13d-1 (g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197779101		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With <CWMH> <CWMH> <CWMH>	7	Sole Voting Power 5,764,361 shares of Common Stock

	8	Shared Voting Power 426,103 shares of Common Stock

	9	Sole Dispositive Power 5,960,255 shares of Common Stock

	10	Shared Dispositive Power 230,209 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,190,464 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.2%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 197779101		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With <CWMH> <CWMH> <CWMH>	7	Sole Voting Power 5,669,631 shares of Common Stock

	8	Shared Voting Power 425,503 shares of Common Stock

	9	Sole Dispositive Power 5,865,525 shares of Common Stock

	10	Shared Dispositive Power 229,609 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,095,134 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on July 16, 1998 (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Columbia Laboratories, Inc. (the “Company”) and to shares of Common Stock for which warrants (“Warrants”) may be exercised and for which shares of Convertible Preferred stock, Series E (“Preferred Shares”) may be converted, of which each Reporting Person may be deemed to hold the number set forth on such respective Row 11.  Each Warrant is currently exercisable; of those Warrants, 371,287 will expire on March 13, 2011, or earlier upon redemption, and 285,715 will expire on December 22, 2011, or earlier upon redemption.  The Warrants are not exercisable to the extent that, upon exercise, the beneficial owner would beneficially own in excess of 9.99% of the shares of the Common Stock outstanding immediately after giving effect to such exercise.  The Preferred Shares are currently convertible.

This statement is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), solely to reflect the change between sole and shared voting and/or dispositive power of the Reporting Persons as the result of the Company’s pre-payment, on July 2, 2010, of $40 million in Convertible Subordinated Notes due 2011, in a transaction approved by its shareholders on July 1, 2010.  The change between sole and shared voting and/or dispositive power of the Reporting Persons reflects, as a result of such pre-payment, their proportionate shares of the following, among other things: $10 million in shares of Common Stock (7,407,407 shares of Common Stock).  The Reporting Persons’ proportionate shares of new warrants to purchase 7.75 million shares of Common Stock at an exercise price of $1.35 per share (the “New Warrants”) have not been included in the holdings reported in this Schedule because they are not currently exercisable.

Item 2.	Identity and Background.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

This Item is being amended solely to add the following paragraph after the first paragraph:

The purpose of this filing is solely to reflect the transaction described above. The Common Stock and New Warrants described above were acquired solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization. The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

This Item is being amended solely as follows:

(a)-(b)       David M. Knott and Dorset Management Corporation (“DMC”):  See Rows 7 through on pages 2-3.

The 6,095,134 shares of Common Stock reported as beneficially owned by DMC in Row 11 on page 3 are comprised of (i) 4,238,132 shares of Common Stock, (ii) 1,200,000 shares of Common Stock issuable upon the conversion the Preferred Shares and (iii) 657,002 shares of Common Stock issuable upon the exercise of the Warrants. The 6,190,464 shares of Common Stock reported as beneficially owned by David M. Knott in Row 11 on page 2 are comprised of the same securities described above, plus 95,330 shares of Common Stock.

Of the aggregate number of securities reported in each of Rows 8, 10 and 11 on pages 2-3 of this Schedule 13D, 229,609 of such securities (the “Campbell Shares”) are owned by Anthony R. Campbell (“Campbell”). Campbell is a senior analyst of DMC and a member of Knott Partners Management LLC (“KPM”).

(c)             During the past 60 days, the Reporting Parties have not beneficially acquired any Common Stock in open-market purchases.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The New Warrants are not exercisable until December 29, 2010 and are subject to a conversion cap that precludes the holder thereof from exercising such warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Common Stock outstanding.

Item 7.	Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2010
Date

/s/David M. Knott
David M. Knott

DORSET MANAGEMENT CORPORATION

By:	/s/David M. Knott
David M. Knott, President